Filed by USX Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                              Subject Company:  USX Corporation
                                           Registration Statement No. 333-71454



                     USX CORPORATION REPORTS MARATHON GROUP
                           THIRD QUARTER 2001 RESULTS

                      Earnings Highlights
      (Dollars in millions except per diluted share data)

                                       3Q 2001       3Q 2000

Net income adjusted for special          $319           $356
items                                    $1.03         $1.14
   - per diluted share

Net income                               $193           $121

Net income per diluted share             $0.62         $0.38

Revenues and other income               $8,336         $9,228


     PITTSBURGH, October 22, 2001 -- USX-Marathon Group (NYSE:MRO) reported third quarter 2001 net income adjusted for special items of $319 million, or

$1.03 per diluted share, compared with net income adjusted for special items of

$356 million, or $1.14 per diluted share, in the third quarter of 2000.

     The Marathon Group recorded third quarter 2001 net income of $193 million,

or $0.62 per diluted share, which included a $126 million after-tax loss primarily related to the complete sale of Marathon's heavy oil assets in Canada.

This sale is part of a strategic realignment to focus on Canadian gas assets.

Net income in the third quarter of 2000 was $121 million, or 38 cents per diluted share, which included a $235 million one-time, non-cash deferred tax charge.

     USX Corporation Board Chairman Thomas J. Usher said, "Our downstream refining and marketing segment continued to perform very well this quarter and upstream production levels surpassed our third quarter production targets.

However, crude oil and natural gas prices declined by quarter-end."

     Marathon Group revenues were $8.3 billion in third quarter 2001 compared to

$9.2 billion in third quarter 2000.

     Income for Marathon's reportable segments was $840 million in third quarter

2001 versus $776 million in third quarter 2000.

     Worldwide exploration and production (upstream) segment income totaled $259 million in third quarter 2001 compared to $465 million in third quarter 2000.

The decrease was primarily due to lower crude oil and natural gas prices and increased depreciation, partially offset by reduced exploration expense primarily resulting from the timing of well expenditures and reduced geophysical contract expenditures.

     Domestic upstream income was $210 million in third quarter 2001 compared to

$305 million in third quarter 2000.

     International upstream income was $49 million in third quarter 2001 compared to $160 million in third quarter 2000.  The East Foinaven field,

located in the U.K. Atlantic Margin, commenced production in late September and is currently flowing at a gross rate of 16,000 barrels per day.  Marathon acquired a 28 percent interest in Foinaven and a 47 percent interest in East

Foinaven in the trade with Shell for Marathon's interest in Sakhalin Energy in late 2000.  Through third quarter 2001, the Foinaven fields have produced an average 21,500 net barrels per day of liquid hydrocarbons.

     Marathon's Gulf of Mexico exploration drilling program was delayed due to the previously announced cancellation of the contract for the Cajun Express rig.

The two wells expected to be drilled with the Cajun Express rig have been delayed until December 2001 and January 2002.  However, Marathon has been able to participate in or accelerate the drilling of other prospects.  The Deep Ozona

(Garden Banks 515) and Timber Wolf (Mississippi Canyon 555) prospects are currently drilling and are expected to reach total depth in the fourth quarter.

The Paris Carver (Green Canyon 601) prospect is expected to spud late in the fourth quarter with drilling continuing into 2002.  Marathon's international drilling program is proceeding on schedule with a shallow-water Nova Scotia well currently drilling, and with Angola and Nova Scotia deepwater wells expected to spud in the fourth quarter.

     Marathon's fourth quarter production is expected to be approximately 415 to

420 thousand barrels of oil equivalent per day.  Full year 2001 production is expected to be approximately 420 thousand barrels of oil equivalent per day.

For 2002, Marathon's production is expected to average between 430 and 435 thousand barrels of oil equivalent per day.

     On August 23, 2001, Marathon announced plans to develop a strategic alliance with Yukos Oil Company, the second largest Russian oil company.  As part of the alliance, a joint business development group will be formed to evaluate international investment opportunities.  On August 29, 2001, Marathon announced agreements with Statoil, Norsk Hydro and TotalFinaElf to acquire varied interests in five licenses in the Norwegian Sector of the North Sea.  The portfolio additions include several undeveloped discoveries close to Marathon's existing infrastructure positions in the Heimdal and Brae areas of the North

Sea.  The transactions are subject to necessary approvals from the Norwegian authorities.

     Refining, marketing and transportation (downstream) segment income was $575 million in third quarter 2001 compared to $299 million in third quarter 2000 reflecting a higher refining and wholesale marketing gross margin, partially offset by lower Speedway SuperAmerica LLC (SSA) gasoline and distillate sales volumes and increased refining and marketing transportation expenses.

     Pilot Travel Centers LLC (PTC), a joint venture owned 50 percent each by

Marathon Ashland Petroleum LLC (MAP) and Pilot Corporation, began operations on

September 1, 2001.  MAP, through its wholly owned retail unit SSA, contributed

94 travel centers in the formation of PTC. PTC is now the largest travel center network in the United States with more than 235 locations.  The new venture,

based in Knoxville, Tennessee, has approximately 11,000 employees.

     The Garyville, Louisiana refinery coker achieved mechanical completion in early October and is currently operating at more than 80 percent of capacity.

The coker is anticipated to be at full production during the fourth quarter of this year.  This new unit will allow the Garyville refinery to use heavier,

lower cost crude and reduce the production of heavy fuel oil.

     The proposed separation of the Marathon Group and the U. S. Steel Group into two independent companies is subject to approval at a special meeting of stockholders to be held on October 25.  The separation is also subject to several other conditions including receipt of a favorable ruling from the

Internal Revenue Service as to the tax-free status of the separation.  The separation is expected to occur at year-end, subject to the absence of any materially adverse change in business conditions for the energy and/or steel business, delay in obtaining the IRS ruling or other unfavorable circumstances.

Shareholders should note that failure to cast a vote will have the same effect as voting against the separation.  Shareholders may vote in person, by returning their proxy card, or by telephone or Internet.

                                      *****

     This release contains forward-looking statements with respect to the exploration drilling program, timing and levels of Marathon's worldwide liquid hydrocarbon and natural gas production, the planned alliance with Yukos Oil

Company, the plan to acquire interests in licenses in the Norwegian sector of the North Sea, and the full operation of the Garyville coker.  Some factors that could potentially affect the exploration drilling program and worldwide liquid hydrocarbon and natural gas production include acts of war or terrorist acts and the governmental or military response thereto, pricing, supply and demand for petroleum products, amount of capital available for exploration and development,

regulatory constraints, timing of commencing production from new wells, drilling rig availability and other geological, operating and economic considerations.

Some factors that could affect the planned alliance with Yukos Oil Company include the execution and closing of definitive agreements, and the receipt of government approvals.  The realization of anticipated benefits is dependent upon the effectiveness of the mutual alliance and future economic conditions.  Some factors that could affect the plan to acquire interests in licenses in the

Norwegian sector of the North Sea include the execution and closing of definitive agreements, and the receipt of necessary approvals from the Norwegian authorities.  Some factors that could impact the Garyville coker project include unanticipated operational issues.  In accordance with the "safe harbor"

provisions of the Private Securities Litigation Reform Act of 1995, USX has

included in Form 10-K for the year ended December 31, 2000, as amended in Forms

10-K/A, and in subsequent Forms 10-Q and Forms 8-K, cautionary statements identifying important factors, but not necessarily all factors, that could cause actual results to differ materially from those set forth in the forward-looking statements.

     A Statement of Operations and Preliminary Supplemental Statistics for the

Marathon Group and a Consolidated Statement of Operations for USX Corporation

are attached.

     The company will conduct a conference call on third quarter earnings on

Monday, October 22 at 1 p.m. EDST.  To listen to the webcast of the conference call, visit the USX website, www.usx.com and click on the "Marathon Group"

button, then the "Investor Services" button.  Replays of the webcast will be available through October 29.

                   MARATHON GROUP OF USX CORPORATION
                  STATEMENT OF OPERATIONS (Unaudited)
                  -----------------------------------
                                         Third Quarter   Nine Months
                                             Ended          Ended
                                          September 30   September 30
(Dollars in millions,
   except per share amounts)               2001   2000    2001   2000
---------------------------------------------------------------------
REVENUES AND OTHER INCOME:
Revenues                                 $8,502 $9,169 $26,243 $25,588
Dividend and investee income                 34     40     106      68
Net gains (losses) on
    disposal of assets                    (207)      2   (185)     104
Other income                                  7     17      83      33
                                         ------ ------  ------  ------
  Total revenues and other income         8,336  9,228  26,247  25,793
                                         ------ ------  ------  ------
COSTS AND EXPENSES:
Cost of revenues
   (excludes items shown below)           6,046  6,864  18,482  18,927
Selling, general and
   administrative expenses                  171    151     497     409
Depreciation, depletion and amortization    302    241     911     727
Taxes other than income taxes             1,217  1,192   3,541   3,474
Exploration expenses                         20     51      69     142
                                         ------  -----  ------  ------
  Total costs and expenses                7,756  8,499  23,500  23,679
                                         ------  -----  ------  ------
INCOME FROM OPERATIONS                      580    729   2,747   2,114
Net interest and other financial costs       36     53     109     192
Minority interest in income of Marathon Ashland
 Petroleum LLC                              223    115     650     373
                                         ------  ------ ------  ------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
 EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE   321    561   1,988   1,549
Provision for income taxes                  128    440     705     807
                                         ------  -----  ------  ------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE                       193    121   1,283     742
Cumulative effect of change in accounting
 principle                                    -      -     (8)       -
                                         ------  -----  ------  ------
NET INCOME                                 $193   $121  $1,275    $742
                                         ======  =====  ======  ======
MARATHON STOCK DATA:
Income before cumulative effect of change in
             accounting principle          $193   $121  $1,283    $742
  - Per share - basic                       .63    .38    4.16    2.38
            - diluted                       .62    .38    4.15    2.37
Cumulative effect of change in accounting
               principle                      -      -     (8)       -
  - Per share - basic                         -      -   (.03)       -
            - diluted                         -      -   (.03)       -
Net income                                 $193   $121  $1,275    $742
  - Per share - basic                       .63    .38    4.13    2.38
            - diluted                       .62    .38    4.12    2.37

Dividends paid per share                    .23    .23     .69     .65

    Weighted average shares, in thousands
  - Basic                                309,309311,847309,056312,068
  - Diluted                              309,923312,094309,452312,272

The following notes are an integral part of this financial statement.
                   MARATHON GROUP OF USX CORPORATION
                 SELECTED NOTES TO FINANCIAL STATEMENT
                 -------------------------------------

1.The statement of operations of the Marathon Group includes the results of operations for the businesses of Marathon Oil Company (Marathon) and certain other subsidiaries of USX and a portion of USX's net financial costs, general and administrative costs and income taxes attributed to the groups in accordance with USX's accounting and tax allocation policies. This statement should be read in connection with the consolidated statement of operations of USX.

2.Effective January 1, 2001, USX adopted Statement of Financial
  Accounting Standards No. 133, "Accounting for Derivative
  Instruments and Hedging Activities" (SFAS No. 133), as amended by SFAS Nos. 137 and 138. This Standard requires recognition of all derivatives as either assets or liabilities at fair value.

  The transition adjustment related to adopting SFAS No. 133 on January 1, 2001, was recognized as a cumulative effect of change in accounting principle. The unfavorable cumulative effect on net income, net of a tax benefit of $5 million, was $8 million. The unfavorable cumulative effect on other comprehensive income (OCI), net of a tax benefit of $4 million, was $8 million. The amounts reported as OCI will be reflected in net income when the anticipated physical transactions are consummated.

3.In the first quarter 2001, Marathon acquired Pennaco Energy, Inc.
  (Pennaco), a natural gas producer. Marathon acquired 87% of the outstanding stock of Pennaco through a tender offer completed on February 7, 2001 at $19 a share. On March 26, 2001, Pennaco was merged with a wholly owned subsidiary of Marathon. Under the terms of the merger, each share not held by Marathon was converted into the right to receive $19 in cash. The total purchase price of Pennaco was $506 million. The acquisition was accounted for under the purchase method of accounting. Results of operations for the nine months of 2001 include the results of Pennaco from February 7, 2001.

4.In the third quarter of 2001, the Marathon Group recorded a $221 million pretax loss related to the sale of Marathon's heavy oil assets in Canada, which is included in net gains (losses) on disposal of assets.

5.On July 31, 2001, USX announced that its board of directors approved the definitive plan of reorganization to separate the energy and steel businesses of USX (Proposed Separation). The Proposed Separation envisions a tax-free spin-off of the steel business of USX into a freestanding, publicly traded company to be known as United States Steel Corporation. Holders of current USX-U.
  S. Steel Group Common Stock will become holders of United States Steel Corporation Common Stock. Holders of current USX-Marathon Group Common Stock will continue to hold their shares in USX which will be renamed Marathon Oil Corporation. The Proposed Separation does not contemplate a cash distribution to stockholders. The Proposed Separation is subject to the approval of the holders of a majority of the outstanding shares of each class of current USX common stock, receipt of a favorable private letter ruling from the Internal Revenue Service (IRS) on the tax-free nature of the transaction, completion of necessary financing arrangements and receipt of necessary regulatory and third party consents. The transaction is expected to occur on or about December 31, 2001.
                   MARATHON GROUP OF USX CORPORATION
           SELECTED NOTES TO FINANCIAL STATEMENT (Continued)
           -------------------------------------------------


6.On July 2, 2001, a corporate reorganization was implemented to create a new holding company structure. USX became a holding company that owns all of the outstanding equity of Marathon Oil Company, an Ohio Corporation which, directly and indirectly, owns and operates the businesses of the USX-Marathon Group, and United States Steel LLC, a Delaware limited liability company which, directly and indirectly, owns and operates the businesses of the USX-U. S. Steel Group. The reorganization will not have any impact on the results of operations or financial position of USX Corporation, the Marathon Group or the U. S. Steel Group.

  This reorganization in corporate form was independent of the Proposed Separation of the energy and steel businesses of USX
  Corporation.


                   MARATHON GROUP OF USX CORPORATION
            PRELIMINARY SUPPLEMENTAL STATISTICS (Unaudited)
           ------------------------------------------------

                                         Third Quarter   Nine Months
                                             Ended          Ended
                                          September 30   September 30
(Dollars in millions)                      2001   2000    2001   2000
---------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS
Exploration & Production ("E&P")
     Domestic                              $210   $305  $1,012    $783
     International                           49    160     292     347
                                          -----  -----   -----   -----
     Income For E&P Reportable Segment      259    465   1,304   1,130
Refining, Marketing & Transportation(a)     575    299   1,693     968
Other Energy Related Businesses(b)            6     12      38      25
                                          -----  -----   -----   -----
  Income For Reportable Segments           $840   $776  $3,035  $2,123

Items Not Allocated To Segment
  Administrative Expenses                  $(39) $(48)  $(104)   $(105)
   Gain on disposition of Angus/Stellaria     -      -       -       87
   Gain on lease resolution with
    U.S. Government                           -      -      59        -
   Gain/(loss) on ownership change - MAP      1      1     (5)        9
   Loss related to sale of certain
    Canadian assets                        (221)     -   (221)        -
   Costs related to proposed separation(c)   (1)     -    (17)        -
                                          ------ -----  ------   ------
   Marathon Group Income From Operations    $580  $729  $2,747   $2,114

CAPITAL EXPENDITURES
Exploration & Production                    $219  $153    $593     $553
Refining, Marketing & Transportation         153   149     365      315
Other(d)                                      20     -      62       10
                                           -----  ----   -----    -----
    Total                                   $392  $302  $1,020     $878

EXPLORATION EXPENSE
Domestic                                      $9   $33     $34      $84
International                                 11    18      35       58
                                           ----- -----   -----    -----
    Total                                    $20   $51     $69     $142

OPERATING STATISTICS

Net Liquid Hydrocarbon Production(e):
 United States                              124.1  129.4  124.9   131.7
 Europe                                      52.3   26.3   47.0    28.2
 Other International                         23.8   42.8   30.0    37.3
                                           ------  ----- ------  ------
   Total Consolidated                       200.2  198.5  201.9   197.2
 Domestic Equity Investee
   (MKM Partners L.P.)                        9.0      -    9.5       -
 International Equity Investees (CLAM &
    Sakhalin Energy)(f)                       0.1   24.4    0.1     9.1
                                           ------ ------ ------  ------
     Worldwide                              209.3  222.9  211.5   206.3

Net Natural Gas Production(g):
 United States                             751.8   715.5   771.4   726.1
 Europe(h)                                 301.4   306.2   322.0   333.1
 Other International                       119.1   144.8   125.4   144.8
                                          ------  ------ ------- -------
    Total Consolidated                   1,172.3 1,166.5 1,218.8 1,204.0
 International Equity Investee (CLAM)       26.4    21.4    31.6    28.0
                                         ------- ------- ------- -------
     Worldwide                           1,198.7 1,187.9 1,250.4 1,232.0

Average Equity Sales Prices(i)(j):
Liquid Hydrocarbons (per Bbl)
     Domestic                             $21.33  $26.58  $21.80  $24.85
     International                         24.19   28.84   24.95   26.87
Natural Gas (per Mcf)
     Domestic                              $2.49   $3.61   $3.98   $2.90
     International                          2.30    2.59    3.07    2.47
                   MARATHON GROUP OF USX CORPORATION
            PRELIMINARY SUPPLEMENTAL STATISTICS (Unaudited)
           ------------------------------------------------

                                         Third Quarter   Nine Months
                                             Ended          Ended
                                          September 30   September 30
                                           2001   2000    2001   2000
                                       --------------------------------
OPERATING STATISTICS (continued)

MAP:

Crude Oil Refined(e)                      961.1   928.4  930.0  915.0
Consolidated Refined Products Sold(e)(n) 1343.8  1350.0 1300.3 1304.6
   Matching buy/sell volumes included in refined
          products sold(e)                 43.0    43.5  43.8    55.3
Refining and Wholesale
    Marketing Margin(k)(l)               $0.1314$0.0670$0.1347$0.0753
Number of SSA retail outlets(o)           2,145   2,288      -      -
SSA Gasoline and Distillate Sales(m)(o)     916     965  2,657  2,802
SSA Gasoline and Distillate
    Gross Margin(k)(o)                   $0.1331$0.1289$0.1230$0.1287
SSA Merchandise Sales(o)                   $607    $588 $1,669 $1,643
SSA Merchandise Gross Margin(o)            $137    $136   $387   $387
--------------
      (a) Includes MAP at 100%. RM&T income for reportable segments includes Ashland's 38% interest in MAP of $223 million, $114 million, $651 million and $372 million in the third quarter and nine month year-to-date 2001 and 2000, respectively.
      (b) Includes domestic natural gas and crude oil marketing and transportation, and power generation.
      (c) Includes professional fees and expenses, and certain other costs related to the proposed separation.
      (d) Includes other energy related businesses and corporate capital expenditures.
      (e)  Thousands of barrels per day
      (f) In 2001, equity investee is CLAM and in 2000, equity investees are CLAM and Sakhalin Energy.
      (g)  Millions of cubic feet per day
      (h) Includes gas acquired for injection and subsequent resale of 6.8, 9.3, 8.3 and 11.7 mmcfd in the third quarter and nine month year-to-date 2001 and 2000, respectively.
      (i)  Prices exclude gains and losses from hedging activities.
  (j) Prices exclude equity affiliates and purchase/resale gas.
  (k) Per gallon
      (l) Sales revenue less cost of refinery inputs, purchased products and manufacturing expenses, including depreciation.
  (m) Millions of gallons
      (n) Total average daily volume of all refined product sales to MAP's wholesale, branded and retail (SSA) customers.
      (o) Excludes travel centers contributed to Pilot Travel Center LLC. Periods prior to September 1, 2001, have been restated.


               USX CORPORATION AND SUBSIDIARY COMPANIES
           CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)
           ------------------------------------------------


                                         Third Quarter   Nine Months
                                             Ended          Ended
                                          September 30   September 30
(Dollars in millions)                      2001   2000    2001   2000
---------------------------------------------------------------------
REVENUES AND OTHER INCOME:
 Revenues                                $10,139$10,607 $31,099$30,207
 Dividend and investee income                 45     46     157     81
 Net gains (losses) on disposal of assets  (203)      8   (165)    138
 Other income                                  7     18      85     32
                                          ------ ------  ------ ------
  Total revenues and other income          9,988 10,679  31,176 30,458
                                          ------ ------  ------ ------
COSTS AND EXPENSES:
 Cost of revenues
   (excludes items shown below)            7,557  8,184  23,108 23,107
 Selling, general and
   administrative expenses                   178     95     516    233
 Depreciation, depletion and amortization    396    310   1,157    949
 Taxes other than income taxes             1,282  1,250   3,732  3,650
 Exploration expenses                         20     51      69    142
                                          ------ ------  ------ ------
  Total costs and expenses                 9,433  9,890  28,582 28,081
                                          ------ ------  ------ ------
INCOME FROM OPERATIONS                       555    789   2,594  2,377
Net interest and other financial costs        74     80     183    267
Minority interest in income of Marathon Ashland
 Petroleum LLC                               223    115     650    373
                                          ------ ------  ------ ------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
 EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE    258    594   1,761  1,737
Provision for income taxes                    88    454     522    877
                                          ------ ------  ------ ------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE                        170    140   1,239    860
Cumulative effect of change in accounting
 principle                                     -      -     (8)      -
                                          ------ ------  ------ ------
NET INCOME                                   170    140   1,231    860
Dividends on preferred stock                   2      2       6      6
                                          ------ ------  ------ ------
NET INCOME APPLICABLE TO COMMON STOCKS      $168   $138  $1,225   $854
                                          ====== ======  ====== ======

               USX CORPORATION AND SUBSIDIARY COMPANIES
     CONSOLIDATED STATEMENT OF OPERATIONS (Continued) (Unaudited)
                        INCOME PER COMMON SHARE
     ------------------------------------------------------------


                                         Third Quarter   Nine Months
                                             Ended          Ended
                                          September 30   September 30
(Dollars in millions,
     except per share amounts)             2001   2000    2001   2000
---------------------------------------------------------------------
APPLICABLE TO MARATHON STOCK:

Income before cumulative effect of change
  in accounting principle                  $193    $121 $1,283   $742
  - Per share - basic                       .63     .38   4.16   2.38
            - diluted                       .62     .38   4.15   2.37

Cumulative effect of change in accounting
  principle                                   -       -     (8)     -
  - Per share - basic                         -       -   (.03)     -
            - diluted                         -       -   (.03)     -

Net income                                 $193    $121 $1,275   $742
  - Per share - basic                       .63     .38   4.13   2.38
            - diluted                       .62     .38   4.12   2.37

Dividends paid per share                    .23     .23    .69    .65

Weighted average shares, in thousands
  - Basic                             309,309 311,847 309,056 312,068
  - Diluted                           309,923 312,094 309,452 312,272

APPLICABLE TO STEEL STOCK:

Net income (loss)                          $(25)    $17   $(50)  $112
  - Per share - basic                      (.28)    .19   (.56)  1.27
            - diluted                      (.28)    .19   (.57)  1.27

Dividends paid per share                    .10     .25    .45    .75

Weighted average shares, in thousands
  - Basic                                89,193  88,738 89,003 88,554
  - Diluted                              89,193  88,738 89,003 88,556







The following notes are an integral part of this financial statement.
               USX CORPORATION AND SUBSIDIARY COMPANIES
                 SELECTED NOTES TO FINANCIAL STATEMENT
               ----------------------------------------


1.Effective January 1, 2001, USX adopted Statement of Financial
  Accounting Standards No. 133, "Accounting for Derivative
  Instruments and Hedging Activities" (SFAS No. 133), which was amended by SFAS Nos. 137 and 138. This Standard requires recognition of all derivatives as either assets or liabilities at fair value.

  The transition adjustment related to adopting SFAS No. 133 on January 1, 2001, was recognized as a cumulative effect of change in accounting principle. The unfavorable cumulative effect on net income, net of a tax benefit of $5 million, was $8 million. The unfavorable cumulative effect on other comprehensive income (OCI), net of a tax benefit of $4 million, was $8 million. The amounts reported as OCI will be reflected in net income when the anticipated physical transactions are consummated.

2.In the first quarter 2001, Marathon Oil Company (Marathon) acquired
  Pennaco Energy, Inc. (Pennaco), a natural gas producer. Marathon acquired 87% of the outstanding stock of Pennaco through a tender offer completed on February 7, 2001 at $19 a share. On March 26, 2001, Pennaco was merged with a wholly owned subsidiary of Marathon. Under the terms of the merger, each share not held by Marathon was converted into the right to receive $19 in cash. The total purchase price of Pennaco was $506 million. The acquisition was accounted for under the purchase method of accounting. Results of operations for the nine months of 2001 include the results of Pennaco from February 7, 2001.

  On March 1, 2001, USX completed the purchase of the tin mill products business of LTV Corporation (LTV), which is now operated as East Chicago Tin. In this noncash transaction, USX assumed approximately $66 million of certain employee related obligations from LTV. The acquisition was accounted for using the purchase method of accounting. Results of operations for the nine months of 2001 include the operations of East Chicago Tin from the date of acquisition.

  On March 23, 2001, Transtar, Inc. (Transtar) completed its previously announced reorganization with its two voting shareholders, USX and Transtar Holdings, L.P. (Holdings), an affiliate of Blackstone Capital Partners L.P. As a result of this transaction, USX became sole owner of Transtar and certain of its subsidiaries. Holdings became owner of the other subsidiaries of Transtar. USX accounted for the change in its ownership interest in Transtar using the purchase method of accounting. USX recognized in the nine months of 2001, a pretax gain of $68 million (included in dividend and investee income) and a favorable deferred tax adjustment of $33 million related to this transaction. USX previously accounted for its investment in Transtar under the equity method of accounting.

3.USX has a 16% investment in Republic Technologies International LLC
  (Republic) which was accounted for under the equity method of accounting. During the first quarter of 2001, USX discontinued applying the equity method since investments in and advances to Republic had been reduced to zero. Also, USX has recognized certain debt obligations of $14 million previously assumed by Republic. On April 2, 2001, Republic filed a voluntary petition with the U.S. Bankruptcy Court to reorganize its operations under Chapter 11 of the U.S. Bankruptcy Code. In the first quarter of 2001, as a result of Republic's action, USX recorded a pretax charge of $74 million for potentially uncollectible receivables from Republic.
               USX CORPORATION AND SUBSIDIARY COMPANIES
           SELECTED NOTES TO FINANCIAL STATEMENT (Continued)
           -------------------------------------------------



4.In the third quarter of 2001, the Marathon Group recorded a $221 million pretax loss related to the sale of Marathon's heavy oil assets in Canada, which is included in net gains (losses) on disposal of assets.

5.On August 14, 2001, USX announced its intention to permanently close the cold rolling and tin mill operations at U. S. Steel's
  Fairless Works. In the third quarter of 2001, USX recorded a pretax charge of $29 million relative to the shutdown.

6.On July 31, 2001, USX announced that its board of directors approved the definitive plan of reorganization to separate the energy and steel businesses of USX (Proposed Separation). The Proposed Separation envisions a tax-free spin-off of the steel business of USX into a freestanding, publicly traded company to be known as United States Steel Corporation. Holders of current USX-U.
  S. Steel Group Common Stock will become holders of United States Steel Corporation Common Stock. Holders of current USX-Marathon Group Common Stock will continue to hold their shares in USX which will be renamed Marathon Oil Corporation. The Proposed Separation does not contemplate a cash distribution to stockholders. The Proposed Separation is subject to the approval of the holders of a majority of the outstanding shares of each class of current USX common stock, receipt of a favorable private letter ruling from the Internal Revenue Service (IRS) on the tax-free nature of the transaction, completion of necessary financing arrangements and receipt of necessary regulatory and third party consents. The transaction is expected to occur on or about December 31, 2001.

7.On July 2, 2001, a corporate reorganization was implemented to create a new holding company structure. USX became a holding company that owns all of the outstanding equity of Marathon Oil Company, an Ohio Corporation which, directly and indirectly, owns and operates the businesses of the USX-Marathon Group, and United States Steel LLC, a Delaware limited liability company which, directly and indirectly, owns and operates the businesses of the USX-U. S. Steel Group. The reorganization will not have any impact on the results of operations or financial position of USX Corporation, the Marathon Group or the U. S. Steel Group.

  This reorganization in corporate form was independent of the Proposed Separation of the energy and steel businesses of USX
  Corporation.